Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Marriott International and Starwood Hotels & Resorts Worldwide

Conference Call Transcript1

April 1, 2016

Laura Paugh: Welcome, everyone. Welcome to today’s Marriott International - Starwood Hotels & Resorts Worldwide investor meeting. I’m Laura Paugh, SVP Investor Relations at Marriott. Here to my left to answer your questions are Arne Sorenson, President and CEO of Marriott and Tom Mangas, President and CEO of Starwood.

In the audience I’d like to ask our Marriott and Starwood colleagues to stand up. Leeny Oberg, EVP and CFO at Marriott. Rick Hoffman, EVP Mergers and Acquisitions at Marriott. Stephen Pettibone, VP IR at Starwood. And Betsy Dahm, Senior Director of IR at Starwood, at Marriott, pardon me. [Laughter] We’ll get that right.

Tom Mangas: We’ll give her a job. [Laughter]

Laura Paugh: So if you’re in the room today, you know the right people to go to, if you have any additional questions when we’re done.

Today we’re pleased to welcome so many of you to the New York Marriott Marquis. If you have a question today, please wait for a microphone so Arne and Tom, as well as everyone else in the room, can hear your questions. We’ll also be taking questions from those listening in on our webcast and those following our remarks via our conference call. So hopefully we’ll address everyone’s questions in the next hour.

As always, let me first remind everyone that many of our comments are not historical facts and are considered forward-looking statements under federal securities laws. The statements are subject to numerous risks and uncertainties as described in our SEC filings, which could cause future results to differ materially from those expressed in or implied by our comments. Forward-looking statements in our comments that we make today are effective only today, April 1, 2016, and will not be updated as actual events unfold.

[1]	Not a verbatim transcript; extraneous material omitted and edited for clarity and misstatements.

So to get started, Arne has a few remarks.

Arne Sorenson: All right, good morning, everybody. Welcome and thank you for taking the time to join us on such short notice. We’re absolutely thrilled to be here. We have zero buyer’s remorse. We’re excited to be moving forward towards the approval of this transaction with the shareholder votes, shareholder meeting is scheduled for next Friday, April 8. And then to move quickly towards closing thereafter, hopefully still mid-2016.

Let me talk for a minute first about how we got here. It has obviously been a very newsy last few weeks and maybe a particularly newsy last 24 hours. None of this should be surprising to you, but let me sort of walk through this in any event.

Obviously we reached agreement with Starwood in November on a deal that was virtually all Marriott stock for Starwood stock. It did have a small cash component of about $2 per share. The stock component was important, we heard from Starwood when we negotiated that deal, to enable Starwood shareholders to take advantage of the upside that they and we think can be created by putting these two companies together.

That transaction that was announced in November, I would characterize as a great deal for Marriott. It was also, I think, a fair deal for Starwood, one that was the result of a long process of being available for companies to look at, and bid for, and I think they made a very thoughtful and reasoned decision that that proposal was the best one that was then available on the market.

From November until roughly the beginning of March, we were focused both with regulatory process, initially with the SEC to get approval of the proxy and other offering documents, with the FTC for antitrust approval, and of course we filed similar applications around the world. And by the beginning of March we essentially had all that FTC approval. We were approved in Canada. We’re obviously well underway towards a shareholder meeting which was then scheduled for March 28 with the documents that had been approved by the SEC. And all was proceeding well.

We were just about two weeks and one business day, I think, away from the shareholders vote and maybe starting finally to relax. That’s the first danger I suppose.

And then about two weeks before that bid, Anbang resurfaced and Tom has much more insight into that process and I think he’ll be prepared to answer some of your questions. None of us at Marriott has had a conversation with Anbang or communication with Anbang. So what we know, we know either because of what Starwood has told us, because we have been continuing to communicate with them through this process, or what we’ve read about in the paper.

But ultimately they surfaced initially with a $76 idea, but it became a $78 transaction, which they negotiated with Starwood. And it was announced, and was essentially a fully financed, essentially non-conditional. Now literally I don’t mean that because based on what we understand from Starwood there were some elements there, but the big risks did not exist in that deal. And in many respects it was breathtaking when we heard it.

So Starwood came to us and said, not only have they surfaced, but they have taken the steps they need to take to show that the money is there and that they will close this transaction. And they gave us a notice that they intended to terminate our contract and proceed with Anbang.

That gave us, then, a number of days to respond. We immediately got to work with our Board, and of course, we had a few days between when Anbang first surfaced and when the deal was negotiated to start to think about this, roughly a week. But we got to work with our Board and ultimately decided to come back with another proposal which, when we announced it, had a value of $79.53. And obviously it’s a higher valuation. It included a couple of things that made it a better transaction for us than the prior. One is by this point in time we’ve gotten more confident about the synergies that we could achieve by pulling these two companies together and so when we talked in November it was about $200 million. We now believe $250 million is achievable.

Second advantage was that we had shifted more of the consideration that we would pay to Starwood shareholders to cash. So in November it was $2 a share of cash. In this last proposal it was $21 a share of cash.

And thirdly, we had taken advantage of some strength in our stock price, particularly the week before we made that proposal. And you put all those things together and we ended up with a proposal that we thought was a very strong deal for us. To be fair, we admitted it was not as good a deal for us as the deal that we announced in November, and Anbang’s arrival on the scene and offer of a highly credible $78 all-cash deal did require us to increase our price.

At the same time though, we were convinced it was a good deal. We were convinced we could create strong value for our shareholders and for the shareholders of the surviving company by accomplishing what we think can be accomplished here.

And then, of course, in the last week you see Anbang resurface with communications with Starwood and some extended communications though the press, ultimately with a price conversation around $82.75. Again, we have little independent insight into what happened but based on what Starwood has told us, Anbang did not deliver the same kinds of undertakings or arrangements that allowed the Starwood Board to conclude that they were credible at the $82.75. And yesterday, obviously, Anbang communicated definitively that they were pulling out of the process.

And so, here we are, moving towards shareholder meetings April 8th, both Starwood and Marriott shareholders will be voting by then. We have the only binding deal with Starwood. We have, again, most of the conditions prior to closing have been satisfied. There are a few that are still outstanding. We’re waiting for EU approval, for example, on anti-competition grounds. We need the same thing from China. Starwood needs to complete its timeshare spin-off. These are a few of the things that are underway but because our market share numbers, for example in Europe and China, are quite light we would not expect those to be meaningful issues and I think as Tom can confirm, everything we hear, the timeshare spin-off is proceeding apace.

So why are we still thrilled and enthused by this transaction? We continue to believe that what we can create by pulling these two companies together is extraordinarily powerful. The cost synergies, of course, is a piece of that but in many respects the cost synergies is the least strategic piece of that. It is obviously an advantage from an economic perspective and we’ll move quickly in order to achieve that.

I think the most exciting thing from a strategic perspective remains the power of these loyalty programs, SPG and Marriott Rewards. And in the four months or so that we’ve been working together to get towards integration, we have been impressed by the loyalty that SPG members have for Starwood and its hotels.

Now there’s still many things we don’t know because we have been competing. We have not seen financial models of the SPG program. We have not taken those kinds of steps, but from the moment we announced the transaction we have seen a very robust debate among SPG members about what’s going to happen to our points, and is a good for me or is it bad for me? And we’ve seen some of the same kind of conversations from the Marriott Rewards folks.

I’ll give you two examples about how to think about the revenue upside associated with these programs and the combination of the companies.

One, let’s think about lift, a sort of immediate lift for Marriott Hotels. One of the challenges Starwood has had forever, really, is their distribution has not been broad enough to be able to offer SPG customers places to stay in many markets, or for different reasons of their trip. And so because there are only 1,200 hotels, something like that today, too often an SPG member would say, I’m going to a market in which there’s not a Starwood Hotel, or in which the only Starwood Hotel does not have capacity for me because it’s sold out or something else. And by being part of this bigger company, those folks will immediately have 4,500 more hotels to stay in. And as a consequence, this combined company will capture more share of wallet from those Starwood customers.

I think in many respects we can say the same thing about the index performance. So if you think about potential lift to Starwood Hotels, we think there are probably something like nine full points of difference between Marriott’s average RevPAR index and Starwood brand’s average RevPAR index. And again, this is real work that’s going to take some time to get done. But you think about the ability to close the gap in the index performance between those two portfolios. In effect, every point on the Starwood assets only is about $10 million worth of annual fees.

We’re not sitting here telling you were going to get nine points. We’re not even sitting here telling you we know by what year we can start to deliver some improvement in index, but we do believe that we’ll be able to drive improved index performance in the Starwood portfolio. And again, deliver real incremental business to the Marriott Hotels as well. By the way, a point of revenue for Marriott in fees has got to be about $20 million annual.

So these fairly small changes in the relative performance of these hotels can drive material impact in top line performance for the hotels and for Marriott. I’ve talked about this in the context of the loyalty program. It’s important really to think about in the context of all the revenue drivers.

Sales force would be another example, and I think we will be working overtime to make sure that we array essentially the same level of sales resources against a broader portfolio of customers. One of the challenges of course every company has is how do you call on everybody you want to call on and do it on a cost-effective basis. If we have Starwood people and Marriott people calling on exactly the same people because they’ve been competing for that business in the past, we can take those people and essentially have them call on more customers because they will now be representing the broader portfolio. And we think that should drive increased market share in group and increased market share in special corporate, as well as through the loyalty programs.

I’ll talk a little bit about hotel cost synergies as well. And this is also something that we have not been able to calculate yet, but we’re very optimistic we’re going to find good opportunities here.

Again, one of the reasons we haven’t quantified this is because we are still competing. We have not been able to sit down and look at Starwood managed hotel P&L in detail…yet. And that’s something that will follow shareholder approval. Some of these things may follow closing, actually. And so we’re guessing a little bit in some of these things. But we know historically the way Marriott has gone about things like procurement, we know the terms of our principal vendor agreements. We know how much the systems that we deliver to our hotels cost those hotels, whether that be a revenue management system or an email system or something else.

And we are absolutely convinced that by combining these two platforms, we will be a bigger buyer of tomatoes or reservations or systems, and all of the hotels will benefit from that. We’re also convinced that we have existing contracts at Marriott that have better terms than comparable contracts that Starwood has for their hotels. Why? Because we are twice as big and so we’ve had more buying power, if you will, already than Starwood has had. And by putting those things together, we think we’re going to be able to drive significant margin improvement for managed and franchised hotels in both platforms.

If you think about revenue lift, cost synergies, those are two of the most important inputs into what happens on the development pipeline. Here too we think that there is upside. I think under Tom’s leadership and under Starwood’s recent leadership particularly over the course of the last 12 to 18 months, the growth has accelerated meaningfully from where it was before, which is a good thing as we look at it.

But we actually think we can see it move even faster from here. I’ll use a couple of examples. Let’s look at Aloft and AC, for example. Broadly, they play in a similar segment in the marketplace which is a lifestyle, upscale hotel. I think Aloft has got a much more of an American sensibility and AC a bit of a European sensibility, so they’re quite distinct from a design perspective. But they compete in essentially the same place and with the same sources of capital, same franchise partners in the United States.

We launched AC Hotels in the U.S. what, two and a half years ago? Rick, do you remember precisely, it was at the NYU conference I think, wasn’t it? This’ll be two years this year? Two years this year. And we have about 100 hotels signed in the Americas in that little less than two-year period of time.

Aloft has been the brand that’s out there for a decade-ish, something like that —

Tom Mangas: Close enough, but that’s right.

Arne Sorenson: — and is a great brand with a great idea but has not grown as quickly, and I think if we can get out there with our franchise partners and basically say, you know us, you know about the way we do business. Many of them are intrigued already by Aloft because they see it in the marketplace and they’re drawn to it because of the idea that Aloft represents. And so I think we’ll see in places like that that we can continue to accelerate the growth in a way that’s really quite powerful.

I know that some of you have, including Tom, has been eager to see us quantify the P&L impact for Marriott revenue synergies across synergies and those sorts of things. And we haven’t done it and we really haven’t done it because we want to do the work we need to do in order to give you a fair calculation as opposed to give you swags.

We do think, as these examples illustrate, that these synergies that again are much more interesting strategically than the overhead cost synergies, can and should drive material improved performance for the company going forward.

And that is what gives us this extraordinary enthusiasm about proceeding with the transaction. We think we can create a company which satisfies that much more of what every traveler is looking for. We think we’ve got the real possibility of saying to folks, you actually don’t need to belong to any other hotel loyalty program, because we have the ability to satisfy you, no matter what the purpose of the travel, no matter the place that you’re going.

And with that, we have the ability to drive efficiencies. We have the ability to know more about our customers. We have the ability to invest in technology which allows us to do more customization and do more one-on-one marketing, all of these things which are so powerful, and I think gives us the tools to make sure that we are competing in an era in which competition is evolving quickly and differently, to make sure that we have not just the kind of strength we’ve had historically but have even greater strength going forward.

So for all of you here, we’re of course prepared to answer questions. We’d also very much like to ask that you vote in favor of the transaction. And we will do everything we possibly can to deliver an exciting future for you. So with that, Tom.

Tom Mangas: Thank you, Arne. I’ll keep it brief as I know you have questions.

First I want to say how excited we are for this combination, all the benefits that Arne just enumerated, we absolutely believe in. We saw them as we began our strategic review process back in April, almost a full year ago, that a combination with a Marriott could yield significant and probably the greatest benefits to all our constituents, our guests, our owners, our associates, and our shareholders, and I think that’s played out.

We absolutely believe in the $250 million of synergies that Arne has enumerated. We’ve seen that early on as a real potential, and we believe that there are significant top line synergies in all the ways that Arne has enumerated, including faster net rooms growth for our business and the combined business, and better RevPAR in the hotels, either showing up as RevPAR index improvement as Arne talked about, through good old-fashioned filling the hotels up with our guests worldwide.

And as a result we want to encourage your vote, our shareholders at Starwood to vote for this deal. It is the only deal on the table. I want to let you know that having been part of this process for a full year, having met with many of my competitors who were part of this process with Arne, we have immense confidence in the Marriott team’s ability to drive successful combination and integration.

And also having sat across the table from Chairman Wu and Anbang, they are a very formidable and incredible counterparty here that had delivered a superior binding proposal, and I want you to know that having seen them in action, they are very credible. They moved mountains to persuade our Board. They moved quickly and were incredibly shrewd in how they worked with us to get a deal done quickly.

So I wanted to assure that we worked in good faith to drive as much value for this transaction for our shareholders as we could, and certainly were disappointed when we couldn’t take a final step and they withdrew from the process yesterday, as you saw.

But all along our shareholders have been encouraged to support the Marriott deal and we continue to support the Marriott deal as the best deal for our shareholders.

So with that I’ll stop and maybe we could take some questions.

QUESTION AND ANSWER

Laura Paugh: If you wouldn’t mind, use the microphone. We have two stanchions there. Thank you, Joe.

Joe Greff, JP Morgan: It’s on. Good morning, thanks for having this meeting. I guess this is more a question for Tom. Arne said you had really no interaction with Anbang, did Anbang cite a specific reason why they walked away? Was it, did they provide you with this most recent committed financing both on the equity and on the debt financing side? And actually literally hitting a second ago an article from the Financial Times citing that Anbang’s chairman’s wings were clipped by local regulators there. Can you give us a sense of specifically what you think they walked away, what they communicated to you? And then on a related note, did they walk away amicably?

Tom Mangas: So let me start with it later. Absolutely. As I said they are consummate professionals and handled this process with great skill and they brought in advisers to help them. They told us what they told the market. That market considerations [audio break] — They make decisions quickly and they don’t feel the need to have a big publicity around their decision-making process.

Joe Greff, JP Morgan: And then with committed financing for their most recent bid? Did they have the equity in the U.S. out of the country?

Tom Mangas: We believe they were capable of replicating what they had the first time around. We never got that far.

Joe Greff, JP Morgan: Ok. And then my second question and then I’ll yield it to others, Arne, obviously the Marriott family owns a significant stake and a significant source of approval for this vote, the questions we’ve been getting from investors is this theoretical scenario where if shareholders were to not to approve this transaction next week, what would be Marriott’s next steps?

Arne Sorenson: Well, it would be surprising, by the way the families enthusiastic and supportive of this transaction and won’t surprise you to know. We didn’t sneak off and do this in the dead of night without Mr. Marriott and others knowing what we were up to. I think in theoretical sense if our shareholders voted it down, we couldn’t proceed with the transaction and we would have no further obligations. We wouldn’t owe Starwood any breakup fees. Starwood wouldn’t owe is any breakup fee because our shareholders would’ve voted against it. And you’d be back to a place we wouldn’t anticipate being and Lord knows what you do in that environment. I think that would be an odd result. I know some of the notes have come out saying in effect did Marriott get played somehow? Was Anbang real for the first proposal? And they were absolutely real for the first proposal. And Starwood was terminating us. This is not a — we were not responding to someone simply calling on the telephone and saying, we need more money from you. And playing the guts ball sort of thing. They had negotiated, documented, shared the documentation with us and given us a notice to terminate. And so we stepped in and offered something which we obviously think is still a very strong deal for Marriott shareholders. And I think it would be surprising to us if our shareholder base did not agree.

Steve Kent, Goldman Sachs: So, because you can’t really talk about the integration of the two businesses because you haven’t really looked at each other completely yet, I just wanted to ask Tom and I wanted to ask Arne, individually, does each company have all the same systems, all the same accounting, all the same reservations for all of the brands? And the reason I ask that is, it’s going to be a lot easier if under one umbrella, Marriott has all of those all working together and a Starwood has all of those working together when you fully go to integrate. That’s my first question. Then my second question is —

Arne Sorenson: Are you asking are we merging two systems or are we merging —

Steve Kent, Goldman Sachs: Essentially, that’s exactly right. Across reservation, accounting, all the different ones. And then secondarily, on the franchisee and management contracts, the encroachment issues that might be out there, how will that be handled, how will that work over the next couple of years?

Arne Sorenson: So, generally we have one system across Marriott for most functions. So, it’s one system for reservations; one system for email; one system for property management system; one system for point-of-sale system; et cetera. Not multiple ones.

Now, that’s not always the case because, as the system world works, many systems are being rolled out with a new system and that new system is maybe through one portfolio brand or one country, region of the world and may not have completed its rollout into other places. But by and large we are talking about one system, not many systems on our side of the equation.

I think on the trade area restrictions impact sorts of issues, by and large, there are virtually no contracts that have provisions which are in any way implicated by bringing these two companies together. We use the phrase, cross brand territorial, which would be, is there a contract that essentially says, if you’ve got a Marriott hotel you may not have another full-service hotel whether it’s in your portfolio or anybody you acquire. I think we know of maybe two hotels that are in the system that raise that kind of question. And with those two hotels we will get with the owner and figure out what’s the right solution to it. So, it’s not — that by itself is not really a significant issue.

Tom Mangas: I think both Marriott and Starwood have been smart over the years to put merger carve-outs into our contracts that’s allowed us to have a pretty clean opportunity to integrate without losing by virtue of restrictions, hotels. I think that’s a great potential for sustaining the revenue base and then growing it.

On the systems, we largely have one type of system across our platform. Obviously we’re a newer company so we have the benefit of not having tons of legacy systems and have certainly worked to put our hotels on SAP, for example. We have one reservation system, we have a global sales and catering system we’re rolling out and I think as we’ve been comparing notes, there are certainly areas in which we have systems that are more advanced than Marriott that they may want to take a look at and they have certainly some systems that we think are very attractive and we’d like to take a look at in integrating. I think that’s the power. You’re bringing companies that have focused operationally differently and as a result have a good mix of capabilities that can be brought together to have the best of both worlds.

Laura Paugh: Arne, we have question from the webcast. In the hands of Marriott, how do you see unit growth at Starwood changing, for example, how many Alofts and Elements do you expect add in the next five years?

Arne Sorenson: More. (laughter) I don’t know that I have a number but I am really enthused about the rollout potential of Aloft and Element. I think Aloft I talked about already a little bit in comparison to AC and I think…what’s the open number of Alofts today?

Tom Mangas: 100. 100 in the pipeline as well.

Arne Sorenson: The pipeline is about 100 too. There’s no reason Aloft can’t be a high hundreds close to 1000 globally over the course of time. Does that get accomplished in five years with open hotels? Probably not. But were talking about hundreds of hotels anyway that can be done. Element is even smaller and Element we don’t have a lifestyle extended-stay brand in the Marriott portfolio so in a sense this is real green space and I think we’ll see that to grow very quickly.

Laura Paugh: Operator, what we take a question on the telephone.

Harry Curtis, Nomura Securities Intl: Good morning, everyone. I wanted to have a bit more of a technical discussion about your renovation plans with Sheraton. If you go back 8 to 10 years ago and compare the superior job that you did renovating Courtyard, Arne, what does your gut tell you about the renovation roll out and really cost of upgrading the Sheraton brand in the U.S. and specifically if you could comment on the incentive management fees because with Courtyard, the ground rules did change. And then secondly would there be any negative impact on the fees that you’re getting from the Sheraton brand in the U.S. as some of them may close. Thanks.

Arne Sorenson: Yes, those are all good questions, Harry. One thing we’ve not done, either with Sheraton owners or with owners of other Starwood Hotels, is sat with them and start to develop the strategy for each of the brands. And this is a really important step of the process because these hotels are owned by folks who are partners, usually not just in those hotels but partners in other hotels that are in the portfolio as well. And so we need to take a set of decisions which are fair to them which they can support. Obviously you need that support if part of the solution is to get more capital into the hotels to get them renovated. That is overwhelmingly going to be their capital and they’re going to vote with that capital if there’s return associated with it. And so, we’ll need to go through that.

I think the — we’re guessing a little bit until we’ve done that but we’ve seen Starwood’s 10 point plan that they announced roughly a year ago, maybe nine months ago, something like that. We think there are elements of that plan which are likely to be the right elements longer term. I think we will — obviously we talked about this a week or two ago, but the more we can drive improved revenue and margin performance with those hotels, in other words, enhance the return to the owners of those hotels, the easier it’s going to be to get more capital to come into those hotels.

So, this is a two-part story. How do you actually lift performance so that you can bring capital back in? And hopefully the maturity of those Sheraton hotels we’ll find we can induce the owners to invest what needs to be done so those hotels can be brought onto a Sheraton brand strategy. For those that can’t, I think we’re going to have to have the strength and courage over time to have them get down branded or to leave the system altogether. And again, that’s over time and it is with cooperation of the owners because you’ve got to basically say, what is the standard exactly we’re shooting for? How much time do I have to get there? How many — what are the alternatives I can have? And I do think we have, also, some tools. We’ve got Delta for example which we’re growing across markets where it has existed so far. Delta will require property improvement plans there a bit less expensive than for the Marriott brand. We will have to compare what that means compared to the Starwood brand but there may be brands that we can use where Sheraton owners can still land in our system, still have good performance even if they’re not prepared to invest what we think it will take to meet the Sheraton brand strategy.

But Harry, this is going to be a process that’s going to take a few years anyway. But I think with the right kind of discipline and focus, there’s no reason we can’t drive it to a better place.

Harry Curtis, Nomura Securities Intl: Thanks Arne.

Laura Paugh: We’ll take a question from the room.

Thomas Allen, Morgan Stanley: In terms of Anbang, what kind of indications have you been given, I guess this is more for Tom, but maybe Arne you’ve maybe heard something from Anbang, in terms of their desire to continue to be asset buyers, in terms of single properties or maybe portfolios of properties?

Tom Mangas: I’ve not discussed their aspirations beyond our transaction. Certainly they’ve been active in the U.S. market and I don’t see any reason why that would change.

Arne Sorenson: I’ve never had a conversation with them.

Thomas Allen, Morgan Stanley: Okay. I’m going to try for one more. In the Anbang bid there were obviously two more partners in that bid. What were their relative sizes and can you give us any indication on the leverage that they were looking at?

Tom Mangas: The JC Flowers and Primavera were fully involved in all the diligence. They did not share with us their economic splits. However they did say that the vast majority of the capital would be coming from Anbang. I think both — all three brought unique skills to the table, particularly experience in deal making in the U.S. And that’s why they were there.

Thomas Allen, Morgan Stanley: Leverage?

Tom Mangas: They delivered — I’m not going to get into the terms of their financing but they had brought a fully financed, with a major top 10 bank of the world, deal to the table. But I’m not going to disclose their equity ratios.

Laura Paugh: Anybody else in the room with a question?

Chad Beynon, Macquarie Research Equities: First I want to go back to the nine points of RPI that you talked about Arne. Can you break that down into different camps, what you think is a low hanging fruit or is it just something that you hope to accomplish over years like you said from a lot of hard work? Is there anything that you think you can achieve in the first 6 to 12 months?

Arne Sorenson: Six months. You sound like me internally. People say, are you kidding?

I don’t have a lot more we can say now. Again, we haven’t — because we’re still competing with each other we haven’t been able to the segmentation work of their revenue drivers. We know, based on what they’ve said publicly the average contribution for example that SPG delivers to their hotels. But in terms of looking at group mix and looking at special corporate contribution, looking at contract business, all of this is work that has to get done so we can say, all right, how does that Starwood hotel in the same market as a Marriott hotel — what are the different approaches they’ve taken to driving topline? And how do we get to a place where we actually say, okay, we are taking advantage of this combined platform loyalty, relationships with special corporate accounts, group customers, contract business. And I think all those — we will find opportunities in that. There’s no doubt about it.

I think most of this is, I should say, most of this probably is about occupancy in the first instance, not about rate in the sense that we are capturing a greater share of wallet. We are still in a highly competitive business. The combined market share of Starwood and Marriott in the United States is less than 15% of all rooms.

Tom Mangas: If I can add one point…I don’t think all the revenue synergies shows up just in the Starwood brands. If you take — why do we want to do this deal with the Marriott? It’s because we wanted to have a greater presence in the upscale segment for Starwood. And they’ve got a significant engine there. We learned through our strategic review process, internally, as we were developing our plan of attack, we did a study of our loyal SPG members, people who stayed in Starwood hotel three times or more a year, using credit card information. And learned that 34% of their hotel spend, of our loyal members was going to the upper midscale and upscale segment and Starwood is only capturing 7% of that. So that leaves an enormous proportion of Starwood loyal members who would love to stay in a Starwood property in the upscale, upper midscale segment. Which now Marriott brings to the table. So I think there is a huge opportunity for revenue gain from capturing those who would’ve gone maybe to a Hilton or a Hyatt, now going to a Marriott upscale, upper midscale property. I think that’s a huge revenue opportunity in this combination.

Chad Beynon, Macquarie Research Equities: And then my follow-up, Arne on the 21st you gave some more color around where you are right now against the guidance that you issued for the first quarter. Tom, I’m not sure if you’re in a position do this but any color on where your portfolio is trending?

Tom Mangas: Sure. We’re not doing any formal pre-announcement. We’re happy with the guidance we provided in February. We guided on the quarter 0% to 2% global RevPAR growth. I think we’re going to be comfortable there. We’ve guided an earnings level that I feel comfortable with. So we worked in the quarter but we’ve not done a formal role up. Nothing to spook us on what we guided just six weeks ago, seven weeks ago. Certainly the world has gotten a bit tougher with the very unfortunate terrorist attacks in Europe, but that’s has longer-term potential risks in Europe but it’s not a quarter effect.

Laura Paugh: Let’s go to the back for another question.

Anthony Powell, Barclays Capital: On asset sales, maybe more for Tom. Did you pause your asset sales program during this whole Anbang drama over the past few weeks? And —

Tom Mangas: No. Absolutely not. We’ve been full steam ahead. Our deal was with Marriott and fortunately the guys who work asset disposals are not working the transaction so they were able to stay focused on it and we didn’t want to take a different direction inconsistent with the deal we already had on the table.

Anthony Powell, Barclays Capital: Got it. Can you describe the overall transaction environment, pricing demand for certain types of assets here and internationally?

Tom Mangas: Surprisingly we still see good demand, particularly for our domestic and foreign assets. Mostly by foreign buyers though. I think the REITs have not had a strong appetite for our assets since the Phoenician sale almost a full year ago. But that call for asset diversification, currency diversification in the sovereign wealth funds from the Middle-East, from Chinese insurance companies like an Anbang, continues to be strong, and we’re very actively, still feel very good about hitting our disposal targets for the year. Despite the relative noise of this transaction.

Anthony Powell, Barclays Capital: One follow up on your balance sheet. I believe there’s over $1 billion of cash on your balance sheet. I think some of that was overseas funds? Can that be used in the future for deleveraging in the U.S. or can you just describe how fundable that cash is overall?

Tom Mangas: You’re right. We have about $1 billion overseas, some related to asset disposals that we’ve done, some from core operating earnings and certainly we believe that some of that is a… opportunity to potentially invest in growth there. It could come back in the U.S. to drive investment back in the U.S. and return to shareholders back in the U.S. at some point but at this point we’ve not concluded that the correct actions. Certainly there’s tax implications for that if you don’t do it in a smart way.

Anthony Powell, Barclays Capital: One final for me on your credit cards that you both have. How long do you think you’ll take to figure out which bank you may choose to go with in integration, and also would you consider ever running two card programs or dual programs overall?

Arne Sorenson: Stay tuned. Obviously they are both keenly interested in what we do with the programs as are the members of the loyalty programs themselves. And I say stay tuned because it is not just required but it’s really fair to involve them in the process and get a lot smarter with their inputs before we start to make those decisions.

Laura Paugh: Let’s move on to a question from the telephone. Another question please?

David Katz, Telsey Advisory Group: A couple questions. Is there any difference in your expected net proceeds for assets that are sold prior to closing versus after? And I wanted to ask Arne if there’s any updated thoughts on brand positioning and obviously that relates most notably to Sheraton versus Marriott. Thank you.

Tom Mangas: I’m not sure I quite understand the question, David on the net proceeds before close or after close. We’ve got a disposal target out there. We’re selling our properties based on what we think our tremendous values at this point. As part of our overall strategy to become asset light and Marriott fully endorses that and encourages us to proceed with that strategy. And so we’re not trying to select assets to get done in the next two months versus push out until afterwards. We’re not that good and these deals all have lives of their own. So we are just trying to deliver on the disposals that we’ve said we were going to do this year.

Arne Sorenson: Yeah, I don’t know why there’d be a difference actually in net proceeds before versus after. They should be the same.

In terms of brands, I don’t have more to say on Sheraton. We do continue to think that we will retain the Starwood brands. That these are brands that are competing in the marketplace with existing contracts which obviously are the primary assets these companies have. And we expect to continue to grow these brands. We do, over time, meet with our brand teams and our owners and franchisees to make sure that we are driving distinctions between the relative positions of the various brands through some product cues and some service cues and we’ll keep moving on that over the course of the next few quarters. But again, we want very much to involve our partners in that process.

Laura Paugh: Operator, let’s take another question from the phone.

Bill Crow, Raymond James & Associates: Good morning, thanks for the call. Arne, can you update us with your expected capital returned to shareholders given the higher cash component of the transaction?

Arne Sorenson: Yes, I’m glad you asked that Bill. In a sense, the way to think about our shift from deal one to deal two, and the movement towards about $3.5 billion, $3.6, something like that, billion of cash, total cash consideration. We’ve in effect pre-purchased the share, a bulk of the shares that we would have purchased before the close as well as after the close in 2016 and maybe a little bit into 2017.

So, I think our first order of business for the balance sheet will be to bring our leverage levels back in a little bit. We will be between 3.5 and 3.6 adjusted debt to adjusted EBIDTA at closing. And we would obviously like to bring that back into the three 3 to 3.25 range. That means in the first instance that we will be reducing debt levels a bit with the cash flow that the company produces. We do, in our model still have some share repurchase activity in Q4 2016. But it’s a few hundred million dollars, $200 million or something like that. And whether that, in fact, turns out to be the right number or not we will have to see. We are obviously making some judgments about what we think cash flow will be in expenses and all the rest of it and there’s considerable uncertainty in that given what little we know about the Starwood side and we’ve got to see how this all plays out. Also, we don’t obviously know, the time that the transactions going to close.

I think when you get beyond 2016, we’re back, hopefully, quickly to a high cash flow generating machine. As we’ve talked in years past, we would be prepared to invest that in growing our business if it can be done in a way that creates value for our shareholders. We have found year after year after year for many many years that we don’t find enough of those opportunities and so we returned a lot of capital to our shareholders, and we would expect we would continue to do that in a substantial way in 2017 and beyond.

Bill Crow, Raymond James & Associates: Thanks for the color.

Laura Paugh: Next question?

Arne Sorenson: Here we made you wait for the telephone questions and then we give you a Mike that doesn’t work. Sorry about that.

Shaun Kelley, BofA Merrill Lynch: Two quick ones. The first one for Tom. Can you give us the latest timing on the progress for the Vistana spin, that’s obviously a pre-condition of the closing here?

Tom Mangas: I’m glad you asked that. Vistana is well on track. I think it will close end of this month, end of April. And so we will meet the second-quarter timing as consistent with what the ILG guys have gone out on the road and said it’s going to happen. Their S-4 is effective and I forget when their vote is exactly scheduled but it’s well on track.

Shaun Kelley, BofA Merrill Lynch: Great. And one other one, Arne, you lead with the loyalty program as the first initiative there and obviously since it does tie into the credit card, there may be different layers here. Could you give us a little bit more sense on timing behind what do you see as the first step in terms of integration of the program. Is it a quid pro quo on points here versus points there? And how quickly can you move the ball along and that?

Arne Sorenson: Those are all good questions. And we have to be careful because we need to sort out the systems piece and sort out the partners piece. Obviously the most powerful, early value we can deliver to our customers, who is obviously the audience which is most important here, is the ability to earn points and redeem points across the platforms. So, when you think about Tom’s statistics there about SPG members not having enough upscale hotels to stay in, they’re going to be driven to stay in those hotels if they know that the points they earn in those hotels are going to be combined with the points that they already have and therefore have the redemption potential that’s there. And so that earning and burning across platforms will be the thing that we move as quickly as we possibly can for.

Laura Paugh: Arne, you’ve got a question from the web. If the vote is approved on April 8, what’s the likely timeframe for closing? And what would be the swing factors that would impact this in your mind?

Arne Sorenson: So, I think still, we believe mid-2016. I think the target would be the end of the second quarter of 2016. The EU approval and the China antitrust approval both need to be in hand before we close. We don’t think there’s any reason why we can’t have those in hand by then but we’re subject to those processes, working their approach. I think other than that and the timeshare spend which Tom has talked about, there’s nothing I can think of that would delay us from closing. So hopefully that’s a fairly good prediction.

Laura Paugh: And another question from the telephone, operator?

Ian Rennardson, Jefferies & Co.: Morning, everyone. Thank you. Arne you said last week that you thought you would be at the top end of the 3% to 5% RevPAR growth guidance for 2016. I’m interested in what gives you the confidence at this relatively early stage in the year, with some tough comparison months to come, and an environment where we have increasing geopolitical uncertainty, what gives you confidence about that figure 3% to 5%?

Arne Sorenson: Yes. Just to prove the relevance of your question, we said that on Monday and then Tuesday we had those horrible events in Brussels. So, it is a world that has some risk and that risk makes it difficult to predict anything really with confidence. We do the best we can to provide some insight into what we see and what we see is really based on individual hotel budgets and forecasts and year-to-date performance, and all of those things caused us to say, well, we are still in that 3% percent to 5% percent range but the way our numbers roll up, they roll up toward the higher end of that range.

Obviously there’s risk that we don’t hit those numbers and that risk is magnified the more you see events like Brussels or the more you see some sort of anxiety in the economy and so you’ve got to continue to watch that every day and will do our best to keep you updated as our views evolve too.

Laura Paugh: Other questions from the room? Have you got a microphone?

Arpine Kocharyan, UBS: Could you see Anbang emerging as competition through additional deals? Could you see, theoretically, more consolidation in the industry at this point in the cycle?

Arne Sorenson: Are you asking Tom? Or me?

Arpine Kocharyan, UBS: Either one.

Tom Mangas: I think Anbang has great interest in the U.S. hotel market. How they choose to play it and how the market considerations shift in their mind but I think they are a formidable and highly interested buyer of hotel assets, both managed companies and hotel assets.

I think clearly the Marriott /Starwood transaction has created a lot of chatter about further consolidation. Certainly our Board believes strongly in the benefits of consolidation because of the opportunity to drive costs out and drive synergy for revenues and have scale buying in some very important areas. Arne enumerated all them. I will go through them again. I think competitors will observe and see how it goes and decide how critical it is for them to play as this combination becomes not only the largest but probably the most effective and greatest hotel company in the world and it would be hard to beat. I think to the extent that they don’t — that we execute well, I think they’ll feel increased pressure for consolidation and it’s an extremely fragmented market worldwide even though we will be the largest we still have a very tiny market share worldwide, which creates significant opportunity for us.

Arne Sorenson: I’ll look forward to one day, perchance, to meet the chairman of Anbang. I don’t know him and as a consequence I don’t have any particular insight into forecasting what their interests are. But you have to take somebody who shows up with $13 billion plus a deal fully financed in the time that they did with respect. They’ve obviously got resources. Will have to see where they choose to put those resources to work.

Laura Paugh: Operator, let’s take another question from the phone.

Rich Hightower, Evercore ISI: Morning, everyone. A quick question on cost synergies. Just wondering if you can provide a little more elaboration — the previous estimate was $200, it went to $250, million that is, what was included in the governmental $50 million and is there any reason to believe that with more information there could be more to come on that front?

Arne Sorenson: So, Tom thought we could do $250 million from the moment we announced a deal. And he knows the cost structure at Starwood, obviously dramatically better than we do. And I guess in a way we were just acknowledging that he was right.

For us, we want to take it a step at a time and we hadn’t when we announced the deal really done any organizational diligence, if you will. We’d done financial diligence and tried to understand the assets and the balance sheet and those sorts of things, but in the four months we’ve had following we’ve had — I think one of our team, the Starwood integration team, counted 150ish meetings between Marriott and Starwood people in various disciplines or various regions around the world. Where they are getting to know each other. Where they are getting to know the organizations. Where they are starting to think about what the combined organization looks like from a staffing level going forward. And all of that has given us greater confidence that $250 million number is achievable. We don’t have another number to hang out for you as a further upside from that. I think it’s important to recognize though that these are two big companies we’re pulling together. We want to make sure we get it right. That includes such things as making sure we report results accurately. That we keep our control systems running well. And only over time will we be able to find some efficiencies and even identify some efficiencies that could be overhead costs, or it could be working capital opportunities. It could be internal systems opportunities.

It could be ways about doing business and I think that will be a process which is underway for the next few years I don’t think you should view the $250 million as the end of the value that can be extracted by running the platform better going forward.

Laura Paugh: Operator, can we take another question please.

Patrick Scholes, SunTrust Robinson Humphrey: Good morning. Arne, can you remind us after this deal closes, how much cushion you’ll have to keep your investment grade credit rating? I ask that because we know following the industry, two things, one you were paying materially more than you first announced in November and secondly, we’ve certainly seen continued RevPAR deceleration from that time. So how much cushion is there left after the deal with the credit rating?

Arne Sorenson: Well, I don’t know that I can answer exactly the way you’ve asked but all three rating agencies saw the deal we announced including the $3.6 billion of cash consideration being paid to Starwood shareholders and reaffirmed our investment grade rating. So, they are stable. They’re looking at this financial structure and saying, yes, okay, you’ve inched up a little bit in terms of your leverage levels at closing but you’ve got plenty of cash generation power and we feel really good about your ability to remain investment-grade. We don’t think we are on the precipice, if you will.

Patrick Scholes, SunTrust Robinson Humphrey: Okay. Fair enough.

Arne Sorenson: And obviously if we don’t buy shares we reduce debt extraordinarily quickly. We haven’t been buying shares too.

Patrick Scholes, SunTrust Robinson Humphrey: Okay, thank you very much.

Laura Paugh: We’re up to the top of the hour. Arne, Tom, you have any closing remarks?

Arne Sorenson: Any other questions in the room? Okay. Great. I’d just say thank you today for coming. We appreciate your interest in Marriott and Starwood and in the deal. And obviously if there are questions we haven’t gotten to or you feel like you want to talk more about, reach out to Laura or Steve or any of the rest of us that are here and we’ll happily engage with you. We’re thrilled about the prospects for this great hotel company when we get this deal finally closed.

Tom Mangas: Thank you.

—End—

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT

AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTU.S. AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAU.S.E THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including our expectation of greater long term value for Starwood stockholders, and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including our ability to achieve the synergies we anticipate, and other risk factors identified in Marriott’s most recent Annual Report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.